EXHIBIT 2.2

ESCROW AGREEMENT

THIS ESCROW AGREEMENT (the “Escrow Agreement”) is made and entered into as of this 29th day of September, 2006, by and among the shareholders listed on Schedule A who are all of the shareholders of Netintact PTY LTD, Australian Company Number 103 004 744 (each a “Seller” and collectively referred to as “Sellers”) Procera Networks, Inc., a Nevada, USA, corporation, (“Procera”), and the Secretary of Procera (the “Escrow Agent”).

RECITALS

WHEREAS, Sellers, and Procera entered into a Stock Exchange Agreement and Plan of Reorganization, dated September 29, 2006 (the “Exchange Agreement”), which provides for, among other things, Procera’s acquisition of forty nine percent (49%) of the issued and outstanding shares of Netintact PTY LTD, Australian Company Number 103 004 744 (“Netinact”) from Sellers (the “Exchange”).

WHEREAS, Section 1.3 of the Exchange Agreement provides that the parties thereto shall enter into an Escrow Agreement with respect to a portion of the Procera’s Common Stock shares (as that term is defined in the Exchange Agreement), to be issued to Sellers in connection with the transaction.

WHEREAS, by their approval of the Exchange Agreement, Sellers shall have approved the terms of this Escrow Agreement and the deposit of the Escrow Shares into the Escrow Fund created pursuant hereto, each as defined below.

WHEREAS, the Sellers have selected Mikael Herrlin to act as representative of the Sellers and their suc-cessors under this Escrow Agreement, with the powers and authority herein provided until his or her successor is named as herein-after provided.

WHEREAS, the Escrow Agent has agreed to receive, hold and deliver the Escrow Shares upon and subject to the conditions set forth below.

AGREEMENT

NOW, THEREFORE, in consideration of the promises contained herein and in the Exchange Agreement and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto agree as follows:

1.     Exchange Agreement. The Escrow Agent hereby acknowledges receipt of a copy of the Exchange Agreement, but, except for reference to the Exchange Agreement for definitions of certain terms not defined herein, and for specific references to the Exchange Agreement, the Escrow Agent is not charged with any duties or responsibilities with respect to the Exchange Agreement. Capitalized terms used and not defined herein shall have the meanings set forth in the Exchange Agreement unless the context requires otherwise.

2.     Purpose; Effectiveness. This Escrow Agreement has been executed and delivered, and the deposit of the Escrow Shares hereunder will be made, for the purpose of providing security to Procera for claims of indemnification pursuant to Section 11 of the Exchange Agreement. This Escrow Agreement is conditioned upon Closing having occurred and shall become effective on the Closing Date. Sellers shall promptly notify the Escrow Agent of the Effective Date and the Escrow Agent shall have no duties or obligations hereunder unless and until it has received such notice.

3.     Escrow Fund. At the Closing, Procera shall deliver or cause to be deliv-ered to the Escrow Agent certificates regis-tered in the names of Sellers as set forth on Schedule A attached hereto and incorporated herein by reference, representing Seventy Six Thousand (76,000) shares of Procera Common Stock (the “Escrow Shares”) together with stock powers endorsed in blank for the stock certificates delivered (the “Escrow Fund”). Sellers shall have the rights set forth in Section 8 hereof with respect to the Escrow Shares, provided that the Escrow Agent shall at all times during the term of this Escrow Agreement have the right and power to dispose of the Escrow Shares (and take such other actions with respect to such Escrow Shares) as required by this Escrow Agreement. The Escrow Agent shall not be required to inquire as to, or examine, the number of Escrow Shares it receives as the Escrow Fund; nor shall it be required to verify the names of any of the Sellers. The Escrow Fund shall be held by the Escrow Agent subject to the terms and conditions hereinafter set forth.

4.      Intentionally Left Blank.

5.      Representative.

(a)    Each of the Sellers hereby appoints Mikael Herrlin, his agent and attorney-in-fact, as the Sellers’ representative (the “Representative”) for and on behalf of the Sellers, to give and receive notices and communications, to authorize payment to Procera of Escrow Shares from the Escrow Fund in satisfaction of claims by Procera, to object to such payments, to agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to such claims, and to take all other actions that are either (i) necessary or appropriate in the judgment of the Representative for the accomplishment of the foregoing, or (ii) specifically mandated by the terms of this Agreement. Such agency may be changed by the Sellers from time to time upon not less than thirty (30) days prior written notice to Procera; provided, however, that the Representative may not be removed unless holders of a two-thirds interest of the Escrow Fund agree to such removal and to the identity of the substituted agent. Any vacancy in the position of Representative may be filled by the holders of a majority in interest of the Escrow Fund. No bond shall be required of the Representative, and the Representative shall not receive compensation for his services. Notices or communications to or from the Representative shall constitute notice to or from the Sellers. The Escrow Agent shall have no duty to recognize a successor Representative, and shall incur no liability and shall be fully protected in failing to recognize the actions of the successor Representative, unless and until it has received written notice of the identity of such successor Representative as well as a specimen signature of such successor Representative.

(b)    The Representative shall not be liable for any act done or omitted hereunder as the Representative while acting in good faith and in the exercise of reasonable judgment. The Sellers on whose behalf the Escrow Shares was contributed to the Escrow Fund shall indemnify the Representative and hold the Representative harmless against any loss, liability or expense incurred without negligence or bad faith on the part of the Representative and arising out of or in connection with the acceptance or administration of the Representative’s duties hereunder, including the reasonable fees and expenses of any legal counsel retained by the Representative. After all claims for losses by Procera have been satisfied, or reserved against, the Representative, with the consent of the majority in interest in the Escrow Fund, may recover from the Escrow Fund at the end of the Escrow Period, by Representative’s written request to the Escrow Agent, payments and reimbursement for any expenses incurred by Representative in connection with the Representative’s representation of the Sellers in connection with this Escrow Agreement. The Escrow Agent may absolutely rely on such written request and shall have no duty to determine the authority of the Representative in making such request.

(c)    A decision, act, consent or instruction of the Representative, including but not limited to an amendment, extension or waiver of this Agreement pursuant to Section 16 hereof, shall constitute a decision of the Sellers and shall be final, binding and conclusive upon the Sellers; and the Escrow Agent and Procera may rely upon any such decision, act, consent or instruction of the Representative as being the decision, act, consent or instruction of the Sellers. The Escrow Agent and Procera are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Representative.

6.     Escrow Period; Distribution Upon Termination of Escrow Period. The Escrow Fund shall be in existence immediately following the Closing Date and shall terminate at the end of twelve (12) months from the Closing date at 5:00 p.m., California Time (the “Escrow Period”); provided, however, that the Escrow Period shall not terminate with respect to any Escrow Shares necessary to satisfy any then pending and unsatisfied claims. Any such claims shall be specified in an Officer’s Certificate delivered to the Escrow Agent on or anytime prior to the expiration of the Escrow Period with respect to facts and circumstances existing prior to the expiration of such Escrow Period. Following the expiration of the Escrow Period and as soon as all such claims have been resolved, the Escrow Agent shall deliver to the Sellers, upon receipt by the Escrow Agent of written instructions from Representative regarding the distribution (including the number of Escrow Shares to be distributed to each Seller), the relevant portion of the Escrow Fund, if any, to be distributed and not required to satisfy such claims (the “Remaining Portion”). Delivery of the Escrow Shares to the Sellers pursuant to this Section 6 shall be made in proportion to their respective Pro Rata Percentages of the Escrow Fund.

7.     Assertion of Claims.

(a)    Upon receipt by the Escrow Agent of an Officer’s Certificate (as defined below) at any time on or prior to the last day of the Escrow Period, subject to the provisions of Section 7(b) hereof, the Escrow Agent shall deliver to Procera out of the Escrow Fund, as promptly as practicable, shares of Procera Common Stock held in the Escrow Fund equal to losses specified in an Officer’s Certificate (“Losses”), delivered by Procera to the Escrow Agent. For purposes hereof, “Officer’s Certificate” shall mean a certificate signed by any officer of Procera: (i) stating that Procera has paid, incurred or properly accrued or reasonably anticipates that it will have to pay, incur or accrue Losses, (ii) the number of Escrow Shares to be delivered to it as a result of such Losses (as determined in accordance with Subsection 7(b)), and (iii) specifying in reasonable detail the individual items of Losses included in the amount so stated, the date each such item was paid, incurred or properly accrued, or the basis for such anticipated liability, and the nature of the misrepresentation, breach of warranty or covenant to which such item is related.

(b)    At the time of delivery of any Officer’s Certificate to the Escrow Agent, a duplicate copy of such certificate shall be delivered to the Representative by the Escrow Agent, and for a period of thirty (30) days after receipt of such delivery, the Escrow Agent shall make no delivery to Procera of the Escrow Funds pursuant to Section 7(a) hereof unless and until the Escrow Agent shall have received written authorization from the Representative to make such delivery. After the expiration of such thirty (30) day period, the Escrow Agent shall make delivery of the shares from the Escrow Fund in accordance with Section 7(a) hereof; provided, however, that no such payment or delivery may be made if the Representative shall object in a written statement to the claim made in the Officer’s Certificate, and such statement shall have been delivered to the Escrow Agent prior to the expiration of such thirty (30) day period. Promptly upon receipt, the Escrow Agent shall deliver a copy of such written statement of the Representative to any officer of Procera. Procera shall have thirty (30) days to respond in a written statement to the Representative’s objection. If after such thirty (30) day period there remains a dispute as to any claim, the Representative and Procera shall attempt in good faith for a period of time not to exceed thirty (30) days, to negotiate a written resolution of such dispute. Such negotiations shall be conducted by representatives of each party who have authorization to resolve any such dispute or claim. In case of such negotiations, the Escrow Agent shall not make delivery of the shares from the Escrow Fund, subject to negotiations, unless pursuant to a written notice given jointly by Procera and the Representative, specifying that delivery shall be made and specifying the date of delivery and number of shares to be delivered.

(c)    For the purposes of determining the number of shares of Procera Common Stock to be delivered to Procera out of the Escrow Fund pursuant to Section 7(a) hereof, each share of Procera Common Stock shall be deemed to have a value equal to the average of the bid prices appearing on the Over The Counter Bulletin Board during the five (5) day period prior to the date Procera makes a claim for the Escrow Shares and delivers such written claim to the Escrow Agent. In order to satisfy a claim, Procera may receive a distribution of Escrow Shares on a Pro Rata Percentage basis as set forth in Schedule A. The Escrow Agent shall have no duty or obligation to confirm or verify whether the number of Escrow Shares to be delivered to Procera as set forth in the Officer’s Certificate comply with this paragraph or have any relation to the Losses set forth in such Officer’s Certificate.

(d)    Any dispute arising out of or relating to the distribution of the Escrow Funds (pursuant to Sections 6) or the assertion of a claim (pursuant to this Section 7), shall be resolved in accordance with the procedures specified in this Section 7, which shall be the sole and exclusive procedure for the resolution of any such disputes. If no agreement can be reached after good faith negotiation between the parties pursuant to Subsection 7(b), the settlement of such dispute shall be as described in Section 12.7 of the Exchange Agreement. In case of such dispute, the Escrow Agent shall not make delivery of the shares from the Escrow Fund, subject to dispute, unless (a) pursuant to a written notice given jointly by Procera and the Representative, specifying the date of delivery and the number of shares to be delivered, or (b) upon receipt from either Procera or the Representative of a final arbitration award for release of shares from the Escrow Fund.

(e)    For purposes of this Section 7, in any legal action hereunder in which any claim or the amount thereof stated in the Officer’s Certificate is at issue, the party seeking indemnification shall be deemed to be the Non-Prevailing Party unless a court or arbitrator awards the party seeking indemnification more than one-half (1/2) of the amount in dispute, plus any amounts not in dispute; otherwise, the person against whom indemnification is sought shall be deemed to be the Non-Prevailing Party. The Non-Prevailing Party shall pay its own expenses, the fees and the expenses, including attorneys’ fees and costs, reasonably incurred by the other party to the arbitration.

(f)     In the event Procera becomes aware of a third-party claim which Procera reasonably believes may result in a demand against the Escrow Fund, Procera shall notify the Representative of such claim, and Representative shall be entitled on behalf of the Sellers, at its expense, to control the defense of such claim. No claim relating to a demand against the Escrow Fund shall be settled or compromised without the consent of Representative, unless he or she shall have failed, after the lapse of a reasonable time, but in no event more than thirty (30) days, after notice of a proposed settlement, to express a written objection to the terms thereof. In the event that the Representative has consented to any such settlement, the Sellers shall have no power or authority to object under any provision of this Section 7 to the amount of any claim by Procera against the Escrow Fund with respect to such settlement.

8.     Protection of Escrow Fund; Adjustments to Escrow Shares; Dividends; Voting.

(a)    The Escrow Agent shall hold and safeguard the Escrow Fund during the Escrow Period, shall treat such fund in accordance with the terms of this Escrow Agreement and not as the property of Procera and shall hold and dispose of the Escrow Fund only in accordance with the terms hereof. Each Seller shall be liable for any taxes with respect to dividends earned on such Seller’s Pro Rata Percentage of the Escrow Fund.

(b)    If the Escrow Agent shall receive any securities in respect of or in exchange for any of the Escrow Shares held by it, whether by way of dividends, stock splits, recapitalizations, liquidations, mergers, consolida-tions, split-ups, spin-offs, redemp-tions, exchanges or conversions of shares and the like (“New Shares”), the Escrow Agent shall hold in escrow such securities and the same shall be subject to all of the provisions of this Escrow Agreement and shall be deemed part of the Escrow Fund. Notwith-standing the fore-going, the Sellers shall retain the rights to receive any cash dividends or distributions, and such cash dividends or distributions shall be currently distributed directly to the Sellers (and not by way of the Escrow Agent) in proportion to the respec-tive Pro Rata Percentage of each Seller, rounded down to the nearest whole number of shares or to the nearest whole cent, as the case may be. New Shares issued in respect of Escrow Shares which have been released from the Escrow Fund, if any, shall not be added to the Escrow Fund, but shall be distributed directly to the holders of such released Escrow Shares (and not by way of the Escrow Agent). Any reference herein to a number of Escrow Shares shall be deemed to include all New Shares issued in respect of such number of Escrow Shares (e.g., in the context of a release of Escrow Shares to Procera in reimbursement for any Loss as provided in Section 7(a) hereof, in the event that one Escrow Share is to be released to Procera as provided therein, as part of that one Escrow Share, all New Shares that have been issued in respect of such one Escrow Share shall also be released to Procera as if they were part of and included in such one Escrow Share).

(c)    Each Seller shall have all voting rights with respect to the Escrow Shares contri-buted to the Escrow Fund on behalf of each such Seller (and on any New Shares constituting voting securities added to the Escrow Fund in respect of such Escrow Shares) so long as such Escrow Shares or New Shares are held in the Escrow Fund. The Escrow Agent shall have no duty to take any action under, or to enforce or monitor any compliance with respect to, this paragraph.

9.     Notices. All notices, requests, demands, or other communications with respect to this Agreement shall be in writing and shall be (i) sent by facsimile transmission, with proper confirmation (ii) sent by each party’s national postal services, return receipt requested, or (iii) personal delivery by an internationally recognized express overnight courier service, charges prepaid, to the following addresses (or such other addresses as the parties may specify from time to time in accordance with this Section 9).

(a)	To Procera:	Procera Networks
100C Cooper Court
Los Gatos, CA 95032
Phone No: (408) 354-6195
Fax No: (408) 354-7211
Attention: Doug Glader

with copy to:	Silicon Valley Law Group
25 Metro Drive, Suite 600
San Jose, CA 95110
Phone No: (408) 573-5700
Fax No: (408) 573-5701
Attention: James C. Chapman

(b)	To Escrow Agent:	Procera Networks
100C Cooper Court
Los Gatos, CA 95032
Phone No: (408) 354-6195
Fax No: (408) 354-7211
Attention: Secretary of Procera

(c)	To Representative:	Mikael Herrlin
2/126 Thomas Street
Hampton, Victoria, Australia, 3188
Phone No: (03) 9526 8484
Fax No: (03) 9526 8483

Any such notice shall, when sent in accordance with the preceding sentence, be deemed to have been given and received on the earliest of (i) the day delivered to such address or sent by facsimile transmission, (ii) the seventh (7th) business day following the date deposited with each country’s respective postal service, or (iii) 24 hours after shipment by such courier service.

10.    Escrow Agent’s Protection.

(a)    The Escrow Agent shall be obligated only for the performance of such duties as are specifically set forth herein (and no implied duties), and as set forth in any additional written escrow instructions which the Escrow Agent may receive after the date of this Agreement which are signed by an officer of Procera and the Representative (and which are acceptable to the Escrow Agent), and may rely and shall be protected in relying or refraining from acting on any instrument reasonably believed to be genuine and to have been signed or presented by the proper party or parties.

(b)    Except as otherwise provided in Section 7 hereof, the Escrow Agent is hereby expressly authorized to disregard any and all warnings given by any of the parties hereto or by any other person, excepting only orders or process of courts of law, and is hereby expressly authorized to comply with and obey orders, judgments or decrees of any court. In case the Escrow Agent obeys or complies with any such order, judgment or decree of any court, the Escrow Agent shall be fully protected and shall not be liable to any of the parties hereto or to any other person by reason of such compliance, notwithstanding any such order, judgment or decree being subsequently reversed, modified, annulled, set aside, vacated or found to have been entered without jurisdiction.

(c)    The Escrow Agent shall not be liable in any respect on account of the identity, authority or rights of the parties executing or delivering or purporting to execute or deliver this Agreement or any documents or papers deposited or called for hereunder.

(d)    The Escrow Agent shall not be liable for the expiration of any rights under any statute of limitations with respect to this Escrow Agreement or any documents deposited with the Escrow Agent.

(e)    In performing any duties under this Escrow Agreement, the Escrow Agent shall not be liable to any person or entity for damages, losses, liabilities, penalties, claims, settlements, judgments, costs or expenses, except for gross negligence or willful misconduct on the part of the Escrow Agent (each as determined by a final, non-appealable order, judgment, decree or ruling of a court of competent jurisdiction). Any liability of the Escrow Agent under this Agreement shall be limited to the amount of fees paid to the Escrow Agent in connection herewith. The Escrow Agent shall not incur any such liability for any action taken, suffered or omitted in reliance upon any instrument, including any written statement of affidavit provided for in this Agreement that the Escrow Agent shall believe to be genuine, nor will the Escrow Agent be liable or responsible for forgeries, fraud, impersonations, or determining the scope of any representative authority. In addition, the Escrow Agent may consult with legal counsel in connection with performing the Escrow Agent’s duties under this Escrow Agreement and shall be fully protected in any action taken, suffered, or omitted by it in accordance with the advice of counsel. The Escrow Agent is not responsible for determining and verifying the authority of any person acting or purporting to act on behalf of any party to this Escrow Agreement. Anything to the contrary notwithstanding, in no event shall the Escrow Agent be liable for special, punitive, indirect, consequential or incidental loss or damage of any kind whatsoever arising from this Agreement (including, but not limited to, lost profits), even if the Escrow Agent has been advised of the likelihood of such loss or damage.

(f)     If any controversy arises between the parties to this Escrow Agreement, or with any other person or entity, concerning the subject matter of this Escrow Agreement, its terms or conditions, the Escrow Agent will not be required to determine the controversy or to take any action regarding it. The Escrow Agent may hold all documents and the Escrow Shares and may wait for settlement of any such controversy by final appropriate legal proceedings or other means as, in the Escrow Agent’s discretion, may be required, despite what may be set forth elsewhere in this Escrow Agreement. In such event, the Escrow Agent shall be fully protected and shall not be liable for damages arising from acting in accordance with the immediately preceding sentences. Furthermore, the Escrow Agent may at its option, file an action of interpleader requiring the parties to answer and litigate any claims and rights among themselves. The Escrow Agent is authorized to deposit with the clerk of the court all documents and the Escrow Amounts held in escrow, except all costs, expenses, charges and reasonable attorney fees incurred by the Escrow Agent due to the interpleader action and which Procera and the Representative jointly and severally agree to pay. Upon initiating such action, the Escrow Agent shall be fully released and discharged of and from all obligations and liability imposed by the terms of this Escrow Agreement.

(g)    Procera, and the Sellers, and their respective successors and assigns agree jointly and severally to indemnify and hold the Escrow Agent harmless against any and all losses, damages, liabilities, penalties, claims, settlements, judgments, costs and expenses, including reasonable costs of investigation, counsel fees, including allocated costs of in-house counsel and disbursements that may be imposed on Escrow Agent or incurred by Escrow Agent in connection with the performance of its duties under this Escrow Agreement, including but not limited to any litigation arising from this Agreement or involving its subject matter, other than those arising out of the gross negligence or willful misconduct of the Escrow Agent (each as determined by a final, non-appealable order, judgment, decree or ruling of a court of competent jurisdiction). The costs and expenses incurred by Escrow Agent in enforcing this right of indemnification shall be paid by the parties.

(h)    In the event the Escrow Agent believes any ambiguity or uncertainty exists hereunder or in any notice, instruction, direction, request or other communication received by the Escrow Agent hereunder, the Escrow Agent may, in its sole discretion, refrain from taking any action, and shall not be liable in any way to any person or entity for refraining from taking such action, unless the Escrow Agent receives written instructions signed by Procera and the Representative that eliminates such ambiguity or uncertainty to the reasonable satisfaction of the Escrow Agent.

11.    Escrow Agent Fees. All fees of the Escrow Agent for performance of its duties hereunder, as well as all of its reasonable out-of-pocket costs and expenses (including, without limitation, reasonable fees and disbursements of counsel) in connection with the preparation, negotiation, amendment, modification, performance or enforcement of this Agreement, shall be paid entirely by Procera. It is understood that the fees and usual charges agreed upon for services of the Escrow Agent shall be considered compensation for ordinary services as contemplated by this Agreement. In the event that the conditions of this Agreement are not promptly fulfilled, or if the Escrow Agent renders any service not provided for in this Agreement, or if the parties request a substantial modification of its terms (which modification is expressly consented to by the Escrow Agent), or if any controversy arises, or if the Escrow Agent is made a party to, or intervenes in, any litigation pertaining to the Escrow Fund or its subject matter, the Escrow Agent shall be reasonably compensated for such extraordinary services and reimbursed for all costs, attorney’s fees, including allocated costs of in-house counsel, and expenses occasioned by such default, delay, controversy or litigation. The provisions of this Section 11, and Section 10 above shall survive the termination of this Agreement, the expiration of the Escrow Period and the resignation or removal of the Escrow Agent.

12.    Successor Escrow Agent. The Escrow Agent may resign at any time upon giving at least thirty (30) days written notice to Procera and the Representative; provided, however, that no such resignation shall become effective until the appointment of a successor escrow agent which shall be accomplished as follows: Procera and the Representative shall use their best efforts to mutually agree on a successor escrow agent within thirty (30) days after receiving such notice. If the parties fail to agree upon a successor escrow agent within such time, the Escrow Agent shall have the right to (i) appoint a successor escrow agent authorized to do business in the State of California, United States of America or (ii) apply to a court of competent jurisdiction for appointment of a successor escrow agent. The successor escrow agent shall execute and deliver an instrument accepting such appointment and it shall, without further acts, be vested with all the estates, properties, rights, powers, and duties of the predecessor escrow agent as if originally named as escrow agent. Upon appointment of a successor escrow agent, the Escrow Agent shall be discharged from any further duties and liability under this Escrow Agreement.

13.    Successors and Assigns. This Escrow Agreement and all actions taken hereunder in accordance with its terms shall be binding upon and inure to the benefit of Procera, its subsidi-aries, the Escrow Agent and their respective successors and assigns, the Sellers and their respective successors, assigns, heirs, executors, administrators and legal representatives, and the Representative and his successors.

14.    Counterparts. This Escrow Agreement may be executed in several counterparts, each of which shall be deemed an original, but such counterparts shall together constitute one and the same instrument.

15.    Governing Law. This Escrow Agreement shall be governed by and construed in accordance with the laws of the State of California, United States of America, without regard to conflicts of law principles; provided that, all provisions regarding the rights, duties and obligations of the Escrow Agent shall be governed by and construed in accordance with the laws of the State of California, United States of America, applicable to contracts made and to be performed entirely within such state.

16.    Amendments. This Escrow Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of the parties hereto. For purposes of this Section 16, the Sellers agree that any amendment of this Escrow Agreement signed by the Representative shall be binding upon and effective against the Sellers whether or not they have signed such amendment.
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IN WITNESS WHEREOF, the parties hereto have executed or caused this Escrow Agreement to be duly executed as of the day and year first above written.

PROCERA:		PROCERA NETWORKS, INC.

	By:	/s/ Douglas Glader
Douglas Glader, Chief Executive Officer

SELLERS:
/s/ Mikael Herrlin
Mikael Herrlin

/s/ Johan Wikenstedt
Johan Wikenstedt

REPRESENTATIVE:

/s/ Mikael Herrlin
Mikael Herrlin, Representative

ESCROW AGENT:

/s/ Thomas Williams
Thomas Williams, Secretary of Procera, Escrow Agent

Schedule A
Pro Rata Percentages

Seller	% of Total	Shares to Escrow

Mikael Herrlin	51%	38,760

Johan Wikenstedt	49%	37,240
TOTAL	100	76,000